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Exhibit 5



June 19, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Gentlemen:

Reference is made to the Registration Statement on Form S-8 to be filed by MCI Communications Corporation ("MCI"), a Delaware corporation, with the Securities and Exchange Commission relating to $200,000,000.00 of Deferred Compensation Obligations (the "Obligations") which will represent unsecured obligations of MCI to pay deferred compensation in the future according to the MCI Communications Corporation Executive Deferred Compensation Plan (the "Plan").

I have examined all such records of MCI and all such agreements, certificates of public officials and such other documents as I have deemed relevant and necessary as a basis for the opinions hereinafter expressed. Based on such examination, I am of the opinion that when the Obligations are issued in the manner provided in the Plan, the Obligations will be valid and binding obligations of MCI, enforceable against MCI in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

I am Executive Vice President and General Counsel of MCI. As of April 30, 1997, I held 341,152 shares of MCI Common Stock, which includes 340,000 options to purchase MCI Common Stock and incentive stock units.

I hereby consent to the use of this opinion as an Exhibit to the above-mentioned Registration Statement.

Very truly yours,


/s/ Michael H. Salsbury
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Michael H. Salsbury